March 24, 2008

BY FAX AND U.S. MAIL

W. Thomas Conner
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004-2415

> Re: **Metlife Investors USA Separate Account A**
> [Pioneer C]
> Initial Registration Statement on Form N-4
> File Nos. 333-148872; 811-03365
>
> **First Metlife Investors Variable Annuity Account One**
> [Pioneer C]
> Initial Registration Statement on Form N-4
> File Nos. 333-148876; 811-08306

Dear Mr. Conner:

The staff has reviewed the above-referenced initial registration statements, which the Commission received on January 25, 2008. The registration statements received a full review. Based on our review, we have the following comments. (Page numbers related to the courtesy copy of file no. 333-148872, unless stated otherwise.)

1. **Highlights (p. 5)**

   a. Please confirm supplementally that the statement that your contract is controlling is not intended to prevent a contract owner from relying on any statement made within the registration statement. In addition, please make it clear that the variations are solely due to state law and that the prospectus discloses <u>all</u> material features. *(Metlife Investors USA only)*

   b. Please consider adding a brief description of the death benefit and optional benefit riders to the Highlights section (including a comment about any consequences of excess withdrawals and any investment restrictions imposed).

2. **Fee Table (p. 8)**

   a. Please clarify that the "Total Separate Account Expenses including the Highest Charge for Optional Death Benefit" does not include the Enhanced Death Benefit, whose fee is based off some criteria other than separate account value. *(Metlife Investors USA only)*

    b.   Please list the charges for a GWB that are effective upon Automatic Step UP before you list the charges that apply to that GWB before the Step Up.

    c.   Please note any impermissible rider combinations in the fee table.

3. Total Annual Fund Operating Expenses (pp. 10-11)

    a.   In the narrative preceding Total Annual Fund Operating Expenses, if applicable, please disclose that some funds may also impose a short-term redemption fee.

    b.   Please confirm supplementally that the range of portfolio expenses reflect gross fees.

    c.   Please note that contractual waivers and reimbursements ending in less than one year from the effective date of the prospectus cannot be reflected in the fee tables.

    d.   Please be sure to include footnotes to the individual fund fee tables describing the contractual fee waivers or expense reimbursements listed in the individual fund fee tables.

4. Termination for Low Account Value (p. 15)

Please explicitly state that the guaranteed withdrawal benefits are not subject to this termination.

5. Investment Allocation Restrictions for Certain Riders (p. 16)

Please confirm supplementally that account value changes due to subaccount performance between rebalancing will not violate the allocation restrictions.

6. Free Look (p. 17)

Please clarify that in those states that require return of premium you will refund the greater of contract value or net premiums.

7. Accumulation Units (p. 17)

The prospectus notes in clause two that an element in the determination of Accumulation Unit Value is "1 minus the Separate Account product charges." Since those charges are a dollar amount, please clarify how those charges are converted for purposes of this calculation.

8. Transfer (pp. 19-20)

    a.   Please define the term "transfers". (*i.e.*, Are all allocations made in a single valuation day considered a single transfer?)

b. Please include a warning stating that as a result of the 25% restriction on transfers out of the fixed account, it may take a number of years to effectively move all of one's account value from the fixed account to the variable investment options. *(Metlife Investors USA only)*

c. Please confirm that any suspension of the transfer privilege will take place pursuant to Section 22(e) of the Investment Company Act of 1940.

d. Please explain where the contractholders funds are placed when transfer are broken down into redemption and purchase requests, and whether any interest is accrued between the time of redemption and purchase.

9. **Expenses (pp. 25-29)**

a. With regard to the death benefit charge and withdrawal charge, please briefly describe what is provided in consideration for the charges as per Form N-4, Item 6(a).

b. With regard to the death benefit rider charges, please reconcile the language that states the charge is assessed by cancelling accumulation units with the language in the Accumulation Units section (p. 17) which implies that the charge is assessed by reducing accumulation unit value.

c. The prospectus states on page 26 that you "may" reset the LWG II charge upon reset. Please clarify the circumstances under which you would not reset the rate and whether the rate reset would occur even if the investor refuses the Step-Up.

10. **Suspension of Payments or Transfer (p. 32)**

Please explain your legal basis for refusing requests for withdrawals in furtherance of anti-money laundering and counter terrorism, in light of section 22(e) of the Investment Company Act of 1940.

11. **Living Benefits (p. 32)**

Please briefly explain the differences between the two living benefit riders and describe, in general terms, when one might be preferable over the other.

12. **Lifetime Withdrawal Guarantee II (pp. 34-38)**

a. Please place in bold the effects of excess withdrawals.

b. With regard to the annual benefit payment, the prospectus states that one may be able to get a higher income amount by annuitizing your contract. If annuitizing may result on a lower income amount, please also warn of that fact.

c. With respect to your statement that you do not include withdrawal charges for the purpose of calculating whether there is an excess withdrawal, please disclose how (or whether) you consider withdrawal charges at all in making the GWB calculations.

d. With regard to the Automatic Annual Step-up, please explicitly state whether the step-up is taken before or after the Compounding.

e. Please consider moving the Investment Allocation Restrictions subsection to the beginning of the section describing the rider.

f. Please confirm in the Additional Information subsection, that the lump sum payment is reduced by partial withdrawals on a dollar-for-dollar basis.

g. Please clarify the extent to which the other contract benefits remain if the rider terminates for insufficient value.

h. The prospectus states that the Remaining Withdrawal Amount may be selected as a death benefit and would be paid "instead of the contractual death benefit..." Please clarify whether election of this amount as the death benefit terminates any further obligation to pay for other death benefits. MK: This comment applies to the Principal Guarantee Benefit, too.

i. Please note that we will need to re-review this section once the examples are included.

13. Principal Guarantee (pp. 38-41)

a. Please explicitly state in bold that this guarantee does not guarantee that one can withdraw 100% of their principal out of the contract in a lump sum.

b. With regard to the Benefit Base calculation, please revise the third bullet point to the extent possible in order to make it easier to read.

c. Please confirm supplementally that the Optional Reset does not have any effect on the withdrawal rate.

d. Please note that we will need to re-review this section once the examples are included.

14. Death Benefit (pp. 42-47)

a. Please include examples of how the death benefits operate. If done through an appendix, please include cross-references where appropriate.

b. Please consider moving the Enhanced Death Benefit Description after the description of the other optional death benefits, since this death benefit is unique from the others in terms of the charge structure. *(Metlife Investors USA only)*

    c.   With regard to the enhanced death benefit, there is language stating the death benefit will not be less than the highest account value on any anniversary. Please include disclosure stating that this is only true if the Automatic Annual Step-up is in place. *(Metlife Investors USA only)*

    d.   With regard to the Enhanced Death Benefit Rider, please move the subsection regarding investment restriction to the beginning of the section describing this rider. Alternatively, please mention the investment restrictions at the beginning of the section describing this death benefit. *(Metlife Investors USA only)*

    e.   With regard to the Compounded-Plus, please consider renaming the second prong something other than "enhanced death benefit" to avoid any confusion with another rider offered under this contract. *(Metlife Investors USA only)*

    f.   Please make it clear which death benefit riders can be held at the same time as the Earnings Preservation Benefit. *(Metlife Investors USA only)*

15. Federal Income Tax Status (p. 47)

Please include a section that clearly describes the concept of Required Minimum Distributions.

16. Possible Tax Law Changes (p. 52)

Please describe who must be notified of any changes to the contract as per item 7(c)(iii) of Form N-4.

17. Series and Class Identifiers

Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

18. Guarantees and Support Agreements

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the contract or whether the company will be primarily responsible for paying out on any guarantees associated with the contract.

19. Financial Statements, Exhibits, Missing Information, and Other Information

Please confirm that the financial statements, exhibits, and information missing from the initial registration statement will be filed by a pre-effective amendment to the registration statement.

20. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

   If you have any questions, please call me at (202) 551-6754. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-4644.

         Sincerely,

         Michael L. Kosoff
         Staff Attorney
         Office of Insurance Products